SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 23, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 23, 2007

Print the name and title of the signing officer under his signature.

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FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

Farallon Resources Ltd.
1020 - 800 West Pender Street
Vancouver, BC
V6C 2V6

Item 2 Date of Material Change

April 23, 2007

Item 3 News Release

A news release was issued by Farallon Resources Ltd. through newswire services on April 23, 2007.

Item 4 Summary of Material Change

Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce that the Company has received its primary mine permit or MIA (Manifestacion de Impacto Ambiental) required for full mine and mill construction and operation of its G-9 project at Campo Morado, Guerrero State, Mexico.

Item 5 Full Description of Material Change

On April 23, 2007, Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) is pleased to announce that the Company has received its primary mine permit or MIA (Manifestacion de Impacto Ambiental) required for full mine and mill construction and operation of its G-9 project at Campo Morado, Guerrero State, Mexico. Based on currently outlined preliminary mineral resources, the G-9 deposit has the potential to host a 1500 tonnes per day, high grade zinc operation with important by-product credits for copper, silver, gold and lead. Current inferred resources, if converted to indicated or measured categories, could represent approximately seven years of production. Recent exploration successes have expanded the high grade part of the resource base as well as opening up new exploration potential.

The approvals granted today include the primary project MIA. These approvals come with the requirement to comply with certain permit conditions on an ongoing basis. The Company is also in the process of concluding the work required to facilitate the necessary approvals of the CUS (Cambio de Uso Suelo) for the project. This work will be completed shortly and, if approved by the Mexican Authorities, will authorize a change of land use to allow mining activities on the property. Other necessary approvals for other key elements necessary to bring a mine into production, such as the high voltage transmission line MIA, are also in progress. In addition, agreements with local land owners and the municipality of Arcelia are in place that allow for construction of the mine access road and routing of the transmission line to the project.

Planning for construction has been under way for some time and site preparation and construction of some site facilities will now commence with contracts for engineering, procurement and construction management (EPCM) and site earthworks to be let in the next few days. The Company has been ordering long lead time mining and processing equipment, with firm prices and fixed delivery schedules, for some time (Farallon News Releases dated January 16, 2007 and March 22, 2007) and this will continue with another US$3.0 million of processing equipment is expected to be ordered this week.

Dick Whittington said: "This is a huge day for the Company. I would like to acknowledge all of our employees, consultants and advisors who have worked so hard to submit our permit application and prepare the site for the next stage in the Company's evolution. Farallon is now a "Production Capable" company. Exploration will continue but this is a threshold moment in the Company's history as we are no longer just an exploration company. With our high grade zinc starter zone (15% zinc and 2% copper), now looking like it has been extended by our recent exploration successes, we believe we have the makings of a mine at G-9. We continue to target July 1, 2008 as the date for starting production and this latest news keeps us on track."

Investors are cautioned that G-9's resources are currently classified as inferred. Work is currently underway to upgrade the resources to indicated or measured categories. No representations of economic viability have been, or will be, made until such time as these inferred resources are upgraded and their economic viability established.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

J.R.H. Whittington
President & CEO

Item 9 Date of Report

April 23, 2007

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  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON RECEIVES MINE PERMIT FOR G-9 DEPOSIT AT CAMPO MORADO

April 23, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) ("Farallon " or "the Company"), is pleased to announce that the Company has received its primary mine permit or MIA (Manifestacion de Impacto Ambiental) required for full mine and mill construction and operation of its G-9 project at Campo Morado, Guerrero State, Mexico. Based on currently outlined preliminary mineral resources, the G-9 deposit has the potential to host a 1500 tonnes per day, high grade zinc operation with important by-product credits for copper, silver, gold and lead. Current inferred resources, if converted to indicated or measured categories, could represent approximately seven years of production. Recent exploration successes have expanded the high grade part of the resource base as well as opening up new exploration potential.
The approvals granted today include the primary project MIA. These approvals come with the requirement to comply with certain permit conditions on an ongoing basis. The Company is also in the process of concluding the work required to facilitate the necessary approvals of the CUS (Cambio de Uso Suelo) for the project. This work will be completed shortly and, if approved by the Mexican Authorities, will authorize a change of land use to allow mining activities on the property. Other necessary approvals for other key elements necessary to bring a mine into production, such as the high voltage transmission line MIA, are also in progress. In addition, agreements with local land owners and the municipality of Arcelia are in place that allow for construction of the mine access road and routing of the transmission line to the project.

Planning for construction has been under way for some time and site preparation and construction of some site facilities will now commence with contracts for engineering, procurement and construction management (EPCM) and site earthworks to be let in the next few days. The Company has been ordering long lead time mining and processing equipment, with firm prices and fixed delivery schedules, for some time (Farallon News Releases dated January 16, 2007 and March 22, 2007) and this will continue with another US$3.0 million of processing equipment is expected to be ordered this week.

Dick Whittington said: "This is a huge day for the Company. I would like to acknowledge all of our employees, consultants and advisors who have worked so hard to submit our permit application and prepare the site for the next stage in the Company's evolution. Farallon is now a "Production Capable" company. Exploration will continue but this is a threshold moment in the Company's history as we are no longer just an exploration company. With our high grade zinc starter zone (15% zinc and 2% copper), now looking like it has been extended by our recent exploration successes, we believe we have the makings of a mine at G-9. We continue to target July 1, 2008 as the date for starting production and this latest news keeps us on track."

Investors are cautioned that G-9's resources are currently classified as inferred. Work is currently underway to upgrade the resources to indicated or measured categories. No representations of economic viability have been, or will be, made until such time as these inferred resources are upgraded and their economic viability established.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.